Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 333-164036-01
Dated January 12, 2010
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Nippon Mining Holdings, Inc.
Contact Information for the Shareholder Register Administrator:
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome, Suginami-ku, Tokyo, Japan, 168-0063
(Stock Transfer Business Center)
Tel: 0120-78-2031 (toll-free)
To request forms please call the number below or consult the website below:
Tel: 0120-87-2031 (toll-free)
Website: http://www.chuomitsui.co.jp/person/p_06.html

January 12, 2010
Nippon Mining Holdings, Inc.
10-1 Toranomon 2-chome, Minato-ku, Tokyo
105-0001
Mitsunori Takahagi
President and Chief Executive Officer
Request Regarding Exercise of Voting Rights at the
Extraordinary General Meeting of Shareholders
Dear Shareholder of Nippon Mining Holdings, Inc.:
As noted in the Invitation sent to you previously, on Wednesday, January 27, Nippon Mining Holdings, Inc. (the “Company”) will hold an Extraordinary General Meeting of Shareholders, at which shareholders will be asked to deliberate and vote on matters related to our proposed integration with Nippon Oil Corporation.
If you are unable to attend the Meeting in person, we ask that you indicate your approval or disapproval of each of the proposals, either by filling out and mailing the Voting Card included with the previous Invitation, or by accessing the web site specified by the Company for the purpose of exercising your voting rights, and following the guidance on the site.
Please disregard this reminder if you have already returned your Voting Card or entered your responses on the web site.

Filings with the U.S. Securities and Exchange Commission
Nippon Oil Corporation and Nippon Mining Holdings, Inc. have filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer. The Form F-4 contains a prospectus and other documents. The registration statement on Form F-4 has been declared effective, and Nippon Oil Corporation and Nippon Mining Holdings, Inc. have arranged to mail the prospectus contained in the Form F-4 to their respective U.S. shareholders prior to the shareholders’ meeting at which the proposed joint share transfer will be voted upon. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4, the prospectus and all other documents filed with the SEC in connection with the joint share transfer are available, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc., free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9860 or Nippon Mining Holdings, Inc. at +81-3-5573-5139, respectively.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.